Exhibit 99.1

VEON Progresses in Kyivstar Group’s Nasdaq Listing with the Public Filing of Registration Statement on Form F-4

Dubai and Kyiv, June 5, 2025 – VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator, announces the public filing of a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the listing of Kyivstar Group Ltd. (“Kyivstar Group”), the parent company of Ukraine’s leading digital operator JSC Kyivstar, on the Nasdaq Stock Market LLC (“Nasdaq”).

This filing represents a milestone in VEON’s plans to list Kyivstar Group on Nasdaq following the anticipated completion of a business combination with Cohen Circle Acquisition Corp. I (Nasdaq: CCIR) (“Cohen Circle”) that was announced on March 18, 2025. At the closing of the transaction, the business combination will result in the listing of Kyivstar Group’s common shares and warrants on Nasdaq under the ticker symbols “KYIV” and “KYIVW,” respectfully, as the only pure-play Ukrainian investment opportunity on U.S. stock markets.

“Kyivstar Group’s listing on Nasdaq will be a landmark development, bringing a Ukrainian company with a market-leading position in telecommunications and digital services to the world’s premiere listing venue for technology companies. With today’s filing, we continue to advance towards this historic moment, which we believe presents U.S. and global investors with a compelling opportunity to invest in Ukraine and become a stakeholder in its economic growth and resilience through a robust Ukrainian company,” said Kaan Terzioglu, CEO of VEON Group.

“We are very excited about completing this transaction and supporting Kyivstar Group’s listing on Nasdaq. Kyivstar Group has tremendous growth potential and continues to deliver strong operational and financial performance, reflecting the resilience of both the company and the country. As we mark today’s public filing, we look forward to completing the process which will make Kyivstar Group’s success story more directly accessible to U.S. and global investors,” said Betsy Cohen, Chairman and CEO of Cohen Circle.

The closing of the business combination is expected to occur during the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the ticker symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

About Cohen Circle

Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transactions mentioned herein or the proposed business combination with Cohen Circle. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the proposed business combination with Cohen Circle (the “Business Combination”), including the timing of the closing of the Business Combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the Business Combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against VEON Ltd., any of its subsidiaries or others following the announcement of the proposed Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary board and shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination or the contemplated reorganization that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards prior to consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of VEON Ltd. as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and the ability to retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

Kyivstar Group Ltd. and VEON Holdings B.V. have filed on June 5, 2025 a registration statement on Form F-4 (File No. 333-287802) (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of Cohen Circle and a preliminary prospectus of Kyivstar Group. When available, Cohen Circle will mail a definitive proxy statement/prospectus relating to the business combination and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to provide the basis for any investment decision or any other decision in respect of the business combination. VEON, Cohen Circle and Kyivstar Group may also file other documents regarding the business combination with the SEC. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, the proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information. Investors and shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or will be filed with the SEC by Cohen Circle through the website maintained by the SEC website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Cohen Circle, Kyivstar Group, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar Group’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of the shareholders of Cohen Circle with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is set forth in the Registration Statement. Free copies of these documents may be obtained from the sources indicated above.

Contact Information

Kyivstar Group

Media and Investor Contact:
Kyivstar@icrinc.com

VEON

Hande Asik

Group Director of Communications

pr@veon.com

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